October 4, 2013

VIA EDGAR (Correspondence Filing)

Deborah D. Skeens

Senior Counsel

Office of Insurance Products

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Forethought Variable Insurance Trust; File Nos. 333-189870; 811-22865

Dear Ms. Skeens:

On behalf of Forethought Variable Insurance Trust (the "Trust" or "Registrant"), this letter responds to the comments that you provided on behalf of the staff of the Securities and Exchange Commission (the "Staff") by letter dated September 6, 2013, with respect to the registration statement of the Trust on Form N-1A (the "Registration Statement").  Please find below the Registrant's responses to those comments, which the Registrant has authorized Gemini Fund Services, LLC to make on its behalf.  Concurrent with this response, we are transmitting a draft Pre-effective Amendment No. 1 (the “Amendment”) to the Registration Statement for the five separate series of the Trust: FVIT American Funds® Managed Risk Portfolio, FVIT BlackRock Global Allocation Managed Risk Portfolio, FVIT WMC Research Managed Risk Portfolio, FVIT Index Managed Risk Portfolio and FVIT Select Advisor Managed Risk Portfolio (each a “Portfolio” and collectively the “Portfolios”).

For your convenience, your comments are set forth below followed by the Registrant’s responses. Page numbers referenced in the comments refer to the page numbers of the initial Registration Statement and may differ from page numbers of the Amendment. A copy of the Amendment that has been marked to show changes to the initial filing of the Registration Statement is being sent to the Staff under separate cover. Unless defined herein, capitalized terms have the meanings assigned to them in the Registration Statement.

Please note that the share class to be offered by the Portfolios has been designated “Class II shares” since the previous filing, which the Registrant believes is appropriate in light of the structure of the Portfolios’ fees and expenses.  Furthermore, additional disclosure has been added to state that the adviser’s parent company Forethought Financial Group, Inc. recently announced that it would be acquired by Global Atlantic Financial Group in early 2014, which the Registrant's Advisor does not anticipate to have a significant impact on its operations or the disclosures already contained in its registration statement.

1.

General

Comment 1a.

We note that portions of the disclosure have been left blank, and certain exhibits have been omitted. We expect to have further comments when you supply the omitted information in a pre-effective amendment, and/or in correspondence submitted in response to this letter.

Response.

The Registrant notes that substantially all of the missing information has been completed and acknowledges that the Staff may have further comments.

Comment 1b.

Please review and revise the prospectus where necessary so as to conform to the Commission’s plain English requirements of Rule 421 under Regulation C under the 1933 Act.  See Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

Response.

The Registrant has reviewed the registration statement and believes that the language included therein conforms to the Commission’s plain English requirements.

Comment 1c.

All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

Response.

The Registrant acknowledges that it will file a copy of its fidelity bond with the Commission within 10 days after receipt, including a copy of the resolution of a majority of the Trust’s independent trustees approving the form and amount of the bond, and a statement as to the period for which premiums have been paid pursuant to Rule 17g-1(g) under the 1940 Act.

Principal Risks:

Comment 1di.

Derivatives Risk: Since the Portfolio describes investments in derivative instruments, please review the Portfolio’s principal strategies and principal risk disclosures to ensure that the information is not too generic or standardized and also that it describes the actual derivative instruments and the associated principal risks that the Portfolio intends to use to achieve its investment objectives.  See Barry Miller Letter to the Investment Company Institute dated July 30, 2010; see also Division of Investment Management Guidance No. 2013-03 (July 2013), available at http://www.sec.gov/divisions/investment/guidance/im-guidance-2013-03.pdf.  Please confirm supplementally that each type of instrument named in the derivatives risk disclosure is consistent with the investment strategy of the Portfolio.

Response.

Upon review, the Registrant believes derivative risks are described with specificity in relation to each Portfolio's use of such derivatives.  The Registrant notes that the Principal Investment Strategies section for each Portfolio explains that the Portfolio may use equity futures contracts, treasury futures contracts, and currency futures contracts for hedging purposes.  The Registrant further confirms that each derivative instrument named in the derivatives risk disclosure is consistent with the investment strategy of the applicable Portfolio.

Comment 1dii.

Derivatives Risk vs. Futures/Hedging Risk:  While all five Portfolios covered by the prospectus include “Futures Risk” and “Hedging Risk” as principal risks, only two of the five (BlackRock Global Allocation Managed Risk Portfolio and WMC Research Managed Risk Portfolio) include specific disclosure for derivatives risk. Please clarify in the disclosure the differences between “Derivatives Risk” and the risks associated with futures and/or hedging, given the fact that all three risks generally involve the use of derivative instruments.

Response.

The Registrant has revised the principal risks disclosure for each Portfolio to include “Futures Risk” and “Hedging Risk” as sub-sets of the “Derivatives Risk” disclosure.  The Registrant believes that the additional risk disclosure and revised layout clarifies the differences between “Derivatives Risk” and the risks associated with futures and/or hedging for each Portfolio.

Comment 1diii.

Principal Investment Risks (pp. 39-47): Please review the risk disclosure in this section in order to confirm that each risk is identified with regard to the correct Portfolios. For example, the disclosure for Asset Allocation Risk states that such risk applies to all Portfolios except the Research Managed Risk Portfolio, which is inconsistent with the disclosure for that Portfolio on p. 20 of the prospectus. Similarly, the disclosure for Emerging Markets Risk incorrectly states that such risk applies only to the Index Managed Risk Portfolio, which conflicts with the disclosure for the BlackRock Global Allocation Portfolio on p. 12 of the prospectus.

Response.

The Registrant has reviewed the risk disclosures in this section and made the necessary revisions.

Comment 1e.

Fund of Funds Structure: Supplementally, please explain whether the fund of funds structure of the Portfolios (other than the Research Managed Risk Portfolio) is pursuant to an exemptive order obtained from the Commission, whether the Portfolios are in the process of seeking exemptive relief, or if the structure is in compliance with Section 12(d) of the Investment Company Act of 1940, as amended (“1940 Act”), and the rules thereunder. If the former, please provide the release number for the exemptive relief (or file number of the application for such relief). If the latter, please explain how the Portfolios’ structure complies with applicable sections and rules under the 1940 Act.

Response.

Currently, each Portfolio that invests in Underlying Funds will do so in compliance with either: (i) Section 12(d)(1)(F) of the 1940 Act and Rule 12d1-3 thereunder; or (ii) exemptive relief from Section 12(d)(1) of the 1940 Act granted by the Securities and Exchange Commission (the “Commission”) to an Underlying Fund and for which the Trust has entered into a participation agreement.  In addition, the Trust has requested exemptive relief from the Commission that would permit the Portfolios to invest in unaffiliated Underlying Funds in excess of the Section 12(d)(1)(A) limits.  The relief would also allow unaffiliated Underlying Funds to sell their securities to each Portfolio in excess of the limitations of Section 12(d)(1)(B).  See Forethought Variable Insurance Trust, et al.; File No. 812-14198.  If this relief is granted, the Portfolios may also invest in Underlying Funds in compliance with the exemptive order.

Comment 1f.

Definitions: Certain terms do not appear to be consistently used in the prospectus. For example, the terms “Fund” and “Portfolio” appear to be used interchangeably, as do the terms “adviser,” “Adviser,” “Forethought,” and “FIA.” For clarity, please consider defining these terms upon first use and using them consistently throughout the prospectus.

Response.

The Registrant has amended disclosures as requested.

2.   Fee Tables and Expense Examples (pp. 1, 7, 17, 17, 24, and 31):

Comment 2a.   All Portfolios: Please disclose in a footnote to the table that “Other Expenses” are based on estimated amounts for the current fiscal year as per item 3, instruction 6(a) of Form N-1A.

Response.

The Registrant has amended disclosures as requested.

Comment 2b.   All Portfolios: Footnote 1 to the fee tables describes a limitation on “Other expenses”.  Please note that this expense limitation can only be reflected if it will reduce Portfolio operating expenses for no less than one year from the effective date of the registration statement.  If that is the case, the Portfolio must reflect the expense limitation by adding two additional captions to the table: one caption showing the amount of the expense reimbursement or fee waiver, and a second caption showing the Portfolio’s net expenses after subtracting the fee reimbursement or expense waiver from the total Portfolio operating expenses.   See item 3, instruction 3(e) of Form N-1A.

In addition, please provide more information (e.g., duration, whether extraordinary expenses are excluded, whether the limitation can be terminated, etc.) about this expense limitation in the prospectus after the items 2 through 8 disclosure.

Response.

The Registrant has amended the fee table to include the additional captions as requested.  Furthermore, additional information has been provided regarding the expense limitation agreement in a footnote to each Fee Table and within item 10 disclosure.

Comment 2c.   All Portfolios:  Please confirm supplementally that the expense limitation described in footnote 1 to the fee table will only be reflected in the expense example for the term of the limitation.

Response.

The Registrant so confirms.

Comment 2d.   WMC Research Managed Risk Portfolio (p. 17):  The inclusion of Acquired Fund Fees and Expenses as a line item in this fee table appears to be inconsistent with the Portfolio’s stated principal investment strategy.  Please clarify Supplementally whether the Portfolio will invest in other investment companies as a principal strategy and, if so, please revise the disclosure accordingly.

Response.

The Registrant has deleted the Acquired Fund Fees and Expenses as a line item in WMC Research Managed Risk Portfolio’s fee table; therefore, revisions to the Portfolio’s stated principal investment strategy are not required.

3.   BlackRock Global Allocation Managed Risk Portfolio (pp. 8-15):

Comment 3.   The prospectus states that this Portfolio will seek to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the BlackRock Global Allocation V.I. Fund. Given this investment policy, please explain supplementally why two risks listed as “principal risks” by the underlying fund (Leverage Risk and Mid Cap Securities Risk) are not listed as principal risks by the Portfolio.

Response.

The Registrant has amended disclosures to include Leverage Risk and Mid Cap Securities Risk as principal risks of the FVIT BlackRock Global Allocation Managed Risk Portfolio.

4.   WMC Research Managed Risk Portfolio (pp. 20-21):

Comment 4a.   Principal Risks/Asset Allocation: The description of “Asset Allocation Risk” in this section does not appear to be consistent with the description of “Asset Allocation Risk” set forth in the principal risk section of the other Portfolios, and in the “Additional Information” section of the prospectus (at p. 39). For clarity, please use another term to describe this risk.

Response.

The Registrant has amended the description of “Asset Allocation Risk” for FVIT WMC Research Managed Risk Portfolio to provide consistent use of this risk disclosure in the principal risk section of the prospectus for all Portfolios, and in the “Additional Information” section of the prospectus.

Comment 4b.   Principal Risks/Emerging Markets:  The prospectus states that Wellington may invest up to 15% of the Portfolio’s net assets allocated to the equity strategy in securities of foreign issuers and non-dollar denominated securities, “including companies that conduct their principal business activities in emerging markets.”  In view of this statement, please provide appropriate risk disclosure applicable to investment in emerging markets, or alternatively, please explain supplementally why such risk disclosure should not be required in addition to the “Foreign Investment Risk” disclosed.

Response.

The Registrant has amended the disclosure for FVIT WMC Research Managed Risk Portfolio to delete references to investments in “companies that conduct their principal business activities in emerging markets.”  Therefore, the Registrant believes that the inclusion of Emerging Markets Risk a principal risk of the FVIT WMC Research Managed Risk Portfolio is no longer necessary.

5.   Frequent Purchases and Redemptions of Portfolio Shares (pp. 54-55):

Comment 5.   Please review the disclosure in this section to ensure it is applicable to variable contract owners.  (e.g., the statement "[T]he adviser may also bar an investor who has violated these policies (and the investor's financial adviser) from opening new accounts with a Portfolio" does not appear applicable to Portfolios sold exclusively to separate accounts funding Forethought's variable contracts.)

Response.

The Registrant has amended the disclosure to include Forethought Life Insurance Company as an entity that could enforce the Portfolios’ market timing policy.

6.   Policies and Procedures for Disclosure of Portfolio Holdings (SAI, pp. 28-29):

Comment 6.   The Trust's policy is intended, among other things, to protect the confidentiality of Portfolio holdings information and to guard against personal trading based on the information.  If there is a duty not to trade on non-public information, please explicitly so state.

Response.

The Registrant has amended the disclosure to state that recipients of non-public portfolio securities information are prohibited from entering personal securities transactions based on the information obtained, which is consistent with the Trust’s Disclosure of Portfolio Holdings policy.

The Registrant acknowledges that:

•

the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Registrant may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant is currently filing a pre-effective amendment which includes response letter-related revisions.  However, the pre-effective amendment is not complete and will be supplemented by a further amendment to complete the registration statement by including financial statements, exhibits and other mandatory items.  Please contact me at (631) 470-2619, Sarah Patterson at (860) 325-1538 or John O’Hanlon at (617) 728-7111 if you should require any further information.

Sincerely,

/s/ James Ash, Esq.